Exhibit 3

Autonomous City of Buenos Aires, July 25, 2016.

Messrs.

Petrolera Pampa S.A.

Ortiz de Ocampo 3302, A.C.B.A.

By hand

Ref.: PEPASA offer 07/2016.

To whom it may concern:

We have the pleasure of writing to you in our capacity as legal representatives of Pampa Energía S.A. (the “Borrower”), in order to request the granting of a loan from you.

Should you agree to grant us the loan requested in the present offer letter, our reciprocal relations shall be subject to the following terms and conditions (the “Terms and Conditions”):

ONE: DEFINITIONS. INTERPRETATION

1.1. Definitions:

All of the terms whose initial letter appears in uppercase in these presents (except in those cases where it forms the start of a sentence or a proper name) shall have the meaning accorded them below:

“Affiliate”: refers in connection with a Person at any time, to any other Person directly or indirectly controlling, controlled by and/or subject to joint control with, that Person. For the purposes of this definition: “Control” refers to the power to direct the management and policies of that Person, whether directly or indirectly, either via ownership of voting stock, via a contract or by other means, including the circumstance in which the other Person owns a stockholding in that Person that allows the former to elect a majority of the members of the board, or control the administration and/or management of that Person. The terms “Parent” and “Subsidiary” have correlative meanings.

“Authority”: refers to the National State, any province or municipality, any national, provincial or municipal, administrative, tax or judicial authority, any decentralized entity, department, court, legal or arbitration tribunal, bureau, agency, body, entity, and any other unit, body, agency or division at a national, provincial or municipal level.

“Borrower”: is Pampa Energía S.A.

“Borrower’s Account”: Citibank New York account no.               , or any other bank account notified by the Borrower to the Lender.

“Compensatory Interest”: has the meaning accorded it in Clause 2.3.1.

“Default Interest”: has the meaning accorded it in Clause 2.4.1.

“Lender”: is Petrolera Pampa S.A.

“Lender’s Account”: Citibank New York account no.               , or any other bank account notified by the Lender to the Borrower.

“Loan”: has the meaning accorded it in Clause 2.1.

“Material Adverse Effect”: refers to a significant unfavorable change in the economic and/or financial position of the Borrower that gives cause for reasonable expectation that the Borrower may not comply in a timely and appropriate manner with its obligations under these Terms and Conditions.

“Noncompliance Event”: has the meaning accorded it in Clause Five.

“Parties”: refers jointly to the Lender and the Borrower.

“Payment Dates”: date on which the principal plus interest shall be paid.

“Person”: refers to any natural or artificial person, joint venture, trust, entity without legal identity, government or subdivision, or policy, body or division of that government.

“Peso”: is the legal currency in the Republic of Argentina.

“Prepayment Date”: has the meaning accorded it in Clause 3.2.1.

“Terms and Conditions”: has the meaning accorded it in the heading.

“United States Dollars or USD” is the legal currency of the United States of America.

“Working Day”: has the meaning accorded it in Clause 7.2.

1.2. Interpretation:

Unless otherwise stipulated or should the context require the contrary, for the purposes of the present Terms and Conditions (i) the term “including” shall mean “including without restriction”, (ii) references to any law or regulation shall be to that law or regulation with its amendments, including those subsequent to the date of issue of the present offer letter, (iii) references to any agreement, covenant or contract shall be to that agreement, covenant or contract with its amendments including amendments subsequent to the date of issue of the present offer letter, carried out in accordance with the terms of that agreement, covenant or contract, and (iv) references to any Person shall include the permitted successors and assigns of that Person.

TWO: LOAN. GENERAL CONDITIONS.

2.1. Loan Amount.

Through the acceptance of the present Terms and Conditions in the manner provided in Clause 2.2, the Lender agrees to grant the Borrower a loan in the principal amount of USD 85,000,000 (that is, eighty-five million United States dollars) (the “Loan”).

2.2. Acceptance of the Terms and Conditions. Disbursement of the Loan.

The Lender shall accept the present Terms and Conditions via accreditation in the Borrower’s Account of the amount provided in Clause 2.1., within two (2) Working Days of receipt of these presents. Receipt of that accreditation shall serve as sufficient and effective receipt of the disbursement of the Loan.

2.3. Compensatory Interest.

2.3.1. The Loan shall accrue compensatory interest at a fixed nominal annual rate equal to 8.45%.

The interest shall be calculated based on calendar days in a 365-day year and shall be applicable from the date on which the Loan is disbursed until the date on which the Borrower effectively repays the entire amount owed under the latter (the “Compensatory Interest”).

2.3.2. Compensatory Interest shall be calculated solely on the principal amount pending payment by the Lender.

2.3.3. Compensatory Interest shall be payable together with the principal on the Payment Date. In the event of prepayments of principal made pursuant to the provisions set forth in Clause 3.2., the Borrower must pay the accrued Compensatory Interest until the Prepayment Date.

2.4. Default. Default Interest.

2.4.1. In the event of default or noncompliance of any of the payment obligations for which the Borrower is responsible arising from the present Terms and Conditions, the latter must pay default interest, in addition to and distinct from the Compensatory Interest (the “Default Interest”), which: (a) shall accrue at a nominal rate of 50% (fifty percent) of the rate applicable to the Compensatory Interest; and (b) shall be calculated (i) on the entirety of the amounts unpaid and in arrears, regardless of their nature and/or description, under these Terms and Conditions, (ii) from the date on which those amounts unpaid and in arrears should have been paid in accordance with the periods, terms and conditions set forth in the present Terms and Conditions, and until such time as those unpaid amounts are fully and effectively paid, and (iii) with respect to the actual number of days during which that default or noncompliance situation lasted, based on a year of three hundred sixty-five (365) days (for which purposes the first day in arrears or noncompliance shall be included and the last day excluded).

2.4.2. Should the Borrower default, the Compensatory Interest and the Default Interest shall be compounded semiannually, and from the time of that compounding shall be regarded as principal to all applicable effects.

2.4.3. Default in compliance with the Borrower’s obligations shall automatically generate absolute right without the necessity for any judicial or extrajudicial order whatsoever, by mere noncompliance of any the Borrower’s obligations, including but not limited to noncompliance of the payment obligations on the Payment Dates.

THREE: PAYMENTS. REPAYMENT.

3.1. The principal of the Loan shall be payable 60 calendar days after having been disbursed (the “Original Period”), automatically renewable for periods of thirty (30) days to a maximum of 180 days in addition to the Original Period, unless any of the parties notifies the other party to the contrary by notification sent 15 (fifteen) days in advance of the expiration of the period in question. At the time of payment, the Borrower must pay the Lender the amounts owed in Compensatory Interest, and Default Interest, if applicable.

3.2. Voluntary prepayment and obligatory prepayment.

3.2.1. The Borrower has the right, but not the obligation, to prepay the principal of the Loan at any time, either wholly or in part, and without any penalty whatsoever, so long as the Borrower informs the Lender of its decision to make early payment of all or part of the Loan two (2) Working Days prior to the date on which it shall make the payment (the “Prepayment Date”), stating the amount in principal and Compensatory Interest, and such other items as may be applicable.

3.2.2. The Lender may request full prepayment of the Loan from the Borrower in the event of the following situations arising with respect to any debt held by the Borrower in a principal debt amount of US$ 20.0 million (or its equivalent in other currencies) or more (the “Debt”) (i) a noncompliance event resulting in that Debt becoming payable and enforceable prior to its scheduled expiration, or (ii) noncompliance of a payment of principal on expiration, if the defaulted payment is not made, dispensed or extended during the corresponding grace period.

3.2.3. Payments via prepayment shall be made by accrediting deposit of the corresponding freely available funds into the Lender’s Account. Receipt of that accreditation shall serve as efficient and effective receipt of the payment made by the Borrower.

3.3. Waivers. Payment in Dollars.

3.3.1. Payments in the form of repayment of principal, Compensatory Interest and Default Interest, and all other amount the Borrower should pay the Lender by virtue of the Loan, must be paid to the Lender in freely available United States dollars, via bank fund transfer with immediate availability and free of transfer costs to the Lender’s Account. The obligation of the Borrower to make all of the payments owed under the Loan in United States dollars is an essential condition of the present Terms and Conditions. Consequently, that obligation may not be novated, complied with or met via the submission of any other currency. The Borrower irrevocably and unconditionally waives to the benefit of the Lender the right to invoke any defense or exception with respect to its inability to make payment (including but not limited to any defense under Articles 1091 of the Civil and Commercial Code (lack of foresight and surviving burden), 955, 956, 1730 and related provisions of the Civil and Commercial Code (act of nature or force majeure), 1732 and related provisions of the Civil and Commercial Code (inability to comply), 1031, 1032 and related provisions of the Civil and Commercial Code (suspension of compliance) or the impossibility of paying in United States dollars — or in any other currency other than the legal currency of the Republic of Argentina — for any other reason. In addition, the Borrower hereby irrevocably waives any right or action under applicable law (based on any ground, including any variation in the exchange rate between United States dollar and the Argentine peso or any other event or circumstance that affects the Borrower) that could empower the Borrower to make payments of any sum owed to the Lender under the present Loan in any currency other than the United States dollar. The Borrower acknowledges that the exchange rate between the United States dollar and the Argentine peso (or such legal currency as may replace it) may experience substantial variations in future and consequently waives the right to challenge, oppose or invoke the “doctrine of lack of foresight”. Consequently, the Borrower assumes any circumstance (including, in particular, act of nature, governmental act or force majeure) that could exist in the future or which, by affecting the Argentine exchange market or the mechanisms for obtaining United States dollars, may restrict, complicate, obstruct or increase the cost of acquiring United States dollars. In addition, the Borrower hereby explicitly waives any right, action or claim to pay in a currency other than that agreed herein, in other words United States dollars, by virtue of any current or future law or regulation in force or which could come into force, including but not limited to any provision of the Civil and Commercial Code approved via Law No. 26,994. Consequently, the Borrower hereby irrevocably and unconditionally waives any right it may have under Art. 765 of the Civil and Commercial Code allowing it to pay its obligations under the present Terms and Conditions in the legal currency of the Republic of Argentina, being irrevocably obliged to repay its obligations in United States dollars.

FOUR: REPRESENTATIONS AND WARRANTIES. COMMITMENTS AND OBLIGATIONS OF THE BORROWER

(A)   Representations and Warranties.

The Borrower states and declares on the date of these presents that:

4.1. The Borrower is a stock company duly incorporated, registered and existing pursuant to the laws of the Republic of Argentina, with all of the powers necessary to carry out the operations and business transactions in which it participates.

4.2. The Borrower is not obliged to request authorization or approval from any government subdivision or any other person as a result of the formalization and/or compliance with the Loan.

4.3. The Loan (i) constitutes a legal act or business transaction the Borrower is legally authorized and empowered to carry out by virtue of the corresponding legal provisions and company bylaws governing the activities of the latter, and (ii) is formalized with all of the necessary internal approvals, without violation of any legal, bylaw, shareholder meeting or contractual provision whatsoever, and with no additional authorization being necessary.

4.4. The formalization, execution and compliance with the present Loan does not violate any (i) provision, law, decree, regulation or resolution applicable to the Borrower; (ii) order issued by a competent court or administrative authority to which the Borrower is subject; (iii) provision of the current company bylaws of the Borrower; nor any (iv) mortgage, pledge, debt instrument, contract or other commitment to which the Borrower is party or under which it is obliged.

4.5. There is no restriction or impediment nor higher right and/or lien of any type to obstruct, prohibit, limit or otherwise restrict the powers and rights of the Borrower to be a signatory to all documentation (principal and accessory) necessary for the granting and compliance of the Loan.

4.6. The Borrower is not engaged in, nor has pending, nor has any knowledge of any imminent actions, claims, litigation, investigations and/or proceedings before any Authority, nor any arbitration proceedings whatsoever that could either individually or jointly: (a) adversely affect the capacity of the Borrower to comply with its obligations as set forth in the Terms and Conditions; (b) affect the validity, legality, compliance and/or enforceability of these Terms and Conditions; and/or (c) reasonably produce a Material Adverse Effect.

4.7. The Borrower has no knowledge of the existence of circumstances (not even circumstances not attributable to the Borrower) that could result in: (a) the assets, goods or essential rights necessary for the ordinary conduct of its respective business activities suffering threat of attachment and/or enforcement and/or revocation; or (b) its assets, goods or essential rights necessary for the ordinary conduct of its respective business activities declining in value, either through such enforcement or by acts of expropriation, in both cases to the extent to which a Material Adverse Effect occurs as a consequence of this.

4.8. The Borrower is solvent.

(B) Commitments and Obligations. During the entire effective period of the present Terms and Conditions, the Borrower undertakes to carry out, as applicable, the entirety of the acts and activities indicated below:

4.1. Make due and timely payment of the principal, Compensatory Interest and Default Interest owed.

4.2. Keep its respective legal identity together with all registrations necessary to maintain that identity in force.

4.3. Comply in a timely and appropriate manner with each and every one of the obligations for which it is responsible arising from the present Terms and Conditions.

4.4. Remain in good standing as the payment of its taxes, liens, fees and/or pension payments and/or contributions at a national, provincial or municipal level, except in those cases in which (a) such payment is being disputed by the Borrower in accordance with the applicable legal proceedings, or (b) failure to make payment did not result in a Material Adverse Effect.

4.5. Obtain and maintain in force all rights, authorizations, contracts, powers of attorney, prerogatives, franchises, registrations, licenses and the like the noncompliance or absence of which could result in a Material Adverse Effect.

4.6. Refrain from carrying out any act whatsoever that could affect the effective period and/or validity and/or efficacy and/or fullness and/or enforceability and/or compliance and/or effectiveness of the Loan; and refrain from engaging in any acts or operations lying outside the normal and habitual activity of the Borrower.

4.7. Comply with all applicable laws, including but not limited to all laws, standards, regulations, orders, directives or resolutions applicable to them in environmental and labor matters, and maintain all necessary authorizations under the aforementioned regulations, in all cases with the exception of those cases in which the eventual noncompliance failed to produce a Material Adverse Effect.

FIVE: NONCOMPLIANCE EVENTS. EXPIRATION OF PERIODS.

The Lender may accelerate and declare the period provided in Clause 3 to have expired and, at its sole discretion, demand immediate and full repayment of the Loan, the Compensatory Interest and any Default Interest that may be applicable, as well as payment of any other amount requiring payment or delivery to the Lender by virtue of the Loan for any reason or item, with the Lender being empowered to settle and enforce the Loan immediately, and the debt without further formality, should any of the following events occur (each of which shall be a “Noncompliance Event”):

5.1. Failure to make timely and appropriate payment of any amount due for payment by the Borrower to the Lender under the present Terms and Conditions, in which case the aforementioned nonpayment shall survive for a period of five (5) Working Days after the Borrower has been credibly requested to make the corresponding payment.

5.2. Should the Borrower fail to comply in a timely and appropriate manner with each and every one of the commitments and obligations assumed under the present Terms and Conditions, during the periods explicitly provided for compliance thereof, or in the event of that period not being explicitly stipulated, within a period of five (5) Working Days, in both cases to the extent to which that noncompliance survives for a period of five (5) Working Days after the Borrower has been credibly requested to make the corresponding payment.

5.3. Should the Borrower fail to comply with its general obligations to third parties or to the Lender or a cessation of payments or generalized noncompliance of payments situation become evident, or should it request voluntary reorganization proceedings, formalize an extrajudicial restructuring agreement under the terms of Law No. 24,522 or an agreement with its creditors to refinance a significant proportion of its debts, or should it request bankruptcy proceedings itself, or should such be requested by a creditor, for any reason whatsoever, and should such a request not be rejected within twenty (20) legal working days following notification of the latter to the Borrower, or should it suspend payments under the terms of articles 78 and 79 of Law 24,522.

5.4. Should any Authority make provision for the nationalization, expropriation or confiscation, or indeed sequestrate, attach, confiscate, nationalize or expropriate all or part of the assets of the Borrower.

5.5. Should the Board or the Shareholders’ Meeting of the Borrower resolve or should a competent court order the Borrower to go into liquidation, dissolve or otherwise end its existence.

5.6. Should any of the statements or declarations made by the Borrower be incorrect or incomplete at the time they were made and, in the event of this having occurred due to reparable circumstances, and should no such reparation occur within a period of five (5) Working Days of the Borrower having been notified.

5.7. Should one or more judgments or orders be handed down against the Borrower implying a Material Adverse Effect.

5.8. Should any administrative or judicial measure be issued against the Borrower with the consequence of replacing it in the management of its assets by delegates or inspectors.

5.9. Should the Borrower cease to carry out all or a substantial part of its businesses or operations.

SIX: TAXES.

6.1. The Compensatory Interest shall not include any value added tax that may be applicable, which shall be added at the time the payments are made to the Lender.

6.2. The Borrower shall be exclusively responsible and must immediately pay the Lender at the request of the latter the entirety of present and future taxes (excluding the capital gains tax corresponding to the Lender), and any other lien, tax, fee, contribution or payment, present and/or future, that could require payment in connection with and/or at the time of the granting and/or implementation and/or compliance and/or execution of each and every one of the Terms and Conditions.

6.3. All payments to be made by the Borrower to the Lender in connection with the present Loan shall be made free and net of any deduction, withholding or other charges of a tax nature. Should the Borrower be legally obliged to make a withholding or deduction, and pursuant to the provisions set forth in Clause 6.2. above, the amount payable by the Borrower with respect to which such a deduction or tax withholding were demanded shall increase to the extent necessary to ensure that, having made such a deduction or tax withholding, the Lender shall receive (free of all liability with respect to the deduction or tax withholding) a net amount equal to that it would have received had it not made that deduction or tax withholding, or had it not been required to do so, it being made clear that this increase shall not apply with respect to any deduction or tax withholding made in connection with capital gains tax. The Borrower must pay the amount withheld to the applicable Tax authorities within the period and in the manner required by law, and must obtain and submit a certified copy to the Lender of the corresponding receipts relating to that payment.

SEVEN: WORKING DAYS

7.1. Should the expiration of any of the periods provided in the present Terms and Conditions fall on a non-Working Day, the aforementioned expiration shall be automatically transferred to the immediately following Working Day.

7.2. For the purposes of the present Terms and Conditions, “Working Day” shall be understood as one on which banking and exchange activities are carried out in the market of the Autonomous City of Buenos Aires.

EIGHT: ASSIGNMENT OF RIGHTS AND OBLIGATIONS

None of the Parties may assign, transfer and/or sell all or part of the benefits, rights, shares, duties, responsibilities or obligations corresponding to it under the present Terms and Conditions to any other Person without the prior consent in writing of the other Party, which may not be unreasonably refused; this consent shall not be necessary for the Lender in the event that the Borrower made early payment and declared the expiration of the periods for the repayment of the Loan.

NINE: CONTRACTUAL GOOD FAITH. INTERPRETATION OF THE EXERCISE OF RIGHTS. SEVERABILITY. DISPENSATIONS.

9.1. The Parties agree that all of the provisions set forth in the present Terms and Conditions shall be interpreted and applied by the latter in good faith.

9.2. No failure or delay by the Borrower in exercising any right, power or privilege by virtue of the present Terms and Conditions shall be regarded as a waiver of the latter, nor shall any partial exercise of any right, power or privilege prevent subsequent full exercise of the latter or exercise of a different right, power or privilege. The rights and remedies set forth herein are cumulative and not exclusive of any other right or remedy provided in law.

9.3. No declaration of nullity, non-enforceability, ineffectiveness, inapplicability, invalidity or the inefficacy of any provision in the present Terms and Conditions shall in any way whatsoever affect or diminish, nor may be utilized, enforced or affirmed against the full effectiveness, validity, efficacy, enforceability and quality of the remaining provisions in the latter.

9.4. No dispensation relating to an amendment or waiver by the Lender of any provision in the present Terms and Conditions or the excusing of a noncompliance by the Borrower shall be effective, valid, binding or operative unless stipulated in writing and signed by the Lender.

9.5. Pursuant to the provisions set forth in article 934 of the Civil and Commercial Code of the Nation, the granting of any dispensation or amendment by mutual agreement between the Parties of any term or condition provided in the present Terms and Conditions shall not constitute and may not be regarded or interpreted as a novation of the obligations assumed by Borrower.

TEN: APPLICABLE LAW. JURISDICTION

10.1. The validity and nature of the agreement formed by the acceptance of the present Terms and Conditions and of the obligations arising from the latter shall be analyzed, interpreted and adjudicated under the laws of the Republic of Argentina.

10.2. For all legal effects arising from the agreement formed by the acceptance of the present Terms and Conditions, the Parties irrevocably, firmly and unconditionally subject themselves to the jurisdiction and competency of the National Ordinary Commercial Courts sitting in the Autonomous City of Buenos Aires, and hereby waive any other venue or jurisdiction that could apply to them.

ELEVEN: CONSTITUTION OF SPECIAL DOMICILES

11.1. For all applicable legal effects, the Borrower and the Lender hereby constitute their legal domiciles as those indicated below, at which all communications, summonses, warnings, complaints, appeals and notifications, whether judicial or extrajudicial, that are required to be exchanged between the Parties, shall be held to be valid, binding and shall have the corresponding legal effects:

For the Borrower: Ortiz de Ocampo 3302, A.C.B.A.

For the Lender: Ortiz de Ocampo 3302, A.C.B.A.

11.2. The legal domicile so constituted may only be modified by others located in the same jurisdiction, following notification to the other Party.

Yours very sincerely,

By: /s/ Ricardo Torres___________	By: /s/ Gabriel Cohen__________
Name: Ricardo Torres	Name: Gabriel Cohen
Clarification: Legal Representative	Clarification: Legal Representative